WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

March 26, 2012

Jonathan Groff, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: NSJ-US. Co., Ltd.
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-177249

Dear Mr. Groff,

We have filed on EDGAR the above Amendment No. 2 and the related response table set forth below.

Thank you for your consideration.

Sincerely, /s/ Michael T. Williams Michael T. Williams, Esq.

Comment Number	Explanation
1 .
The stock transfer records of the company reflect the following:

• 19,800,000 shares owned by Toshikazu Joko individually and 300,000 shares owned by Venus Holdings Limited Company, Toshikazu Joko principal.
• 100,000 shares owned by Sumiyo Nakanishi, wife of Mr. Joko.

However, because of beneficial ownership attribution rules, we have revise the Selling Stockholder table concerning their ownership as follows:

Name of Shareholders	Total Shares Owned	Shares Registered	Remaining Shares if All Registered Shares Sold [2]	% Before Offering	% After Offering	Relationship to Us
Toshikazu Joko[1]	20,200,000	20,000	20,180,000	51.4%	51.35%	Officer/Director since inception; Principal shareholder and Management of Distributor
Sumiyo Nakanishi [1]	20,200,000	20,000	20,180,000	*	*	Employee of us and of Supplier

[1]  Includes 19,800,000 shares owned by Toshikazu Joko individually and 300,000 shares owned by Venus Holdings Limited Company, Toshikazu Joko principal as well as 100,000 shares owned by Sumiyo Nakanishi, wife of Mr. Joko.  Mr. Joko and Ms. Nakanishi are each registering 10,000 shares for resale.  Because of their relationship by marriage, beneficial ownership of shares owed by one spouse are attributed to the other spouse.

We have also indicated her employment relationship with us in the chart.

With respect to the Security Ownership Table, we have revised the Table as follows:

Name	Number of Shares of Common stock [ 3 ]	Percentage
Joko Toshikazu [1]	20,200,000	51.4%
Sumiyo Nakanishi [1]	20,200,000	51.4
Kenichi Umekawa	10,000	.03%
Tatsuo Nakanishi [2]	2,000,000	5.09%
All executive officers and directors as a group [ 3 persons ]	20,210,000	51.43%

_______________
[1]  Includes 19,800,000 shares owned by Toshikazu Joko individually and 300,000 shares owned by Venus Holdings Limited Company, Toshikazu Joko principal as well as 100,000 shares owned by Sumiyo Nakanishi, wife of Mr. Joko.  Mr. Joko and Ms. Nakanishi are each registering 10,000 shares for resale.  Because of their relationship by marriage, beneficial ownership of shares owed by one spouse are attributed to the other spouse.
[2]  Not an officer or director.
[3]  Assumes none of the  10,000 shares owned by Mr. Toshikazu Joko and the additional 10,000 shares owned by Sumiyo Nakanishi, wife of Mr. Joko, being registered hereunder are sold.

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as set forth above, applicable percentages are based upon 39,298,775 shares of common stock outstanding as of  March 1, 2012.

2 .
We have added the following both in Business-Competition and MDA:

We are aware that our current practice of relying upon our Supplier for installation services may adversely affect our ability to compete in the U.S. market, as we incurred $12,000 of expense reimbursement expenses for travel of Supplier’s employees in connection with our sale in the Philippines.  We are currently working with our contacts in the U.S. to locate a less expensive subcontractor in the U.S. and working with our supplier to restructure travel costs to minimize them to the greatest extent possible if we have a U. S. or other country in our Territory installation.